Exhibit 21.1

ECST HOLDINGS LIMITED

List of Subsidiaries

Name	Jurisdiction
ECST (BVI) Limited	British Virgin Islands
E-Commerce System Technology Limited	Hong Kong
Foshan Yixi Intelligent Technology Company Limited	PRC
Shenzhen Yixi Technology Company Limited	PRC